Exhibit 8.1

Subsidiaries of Galapagos NV

In liquidatio
Name of Subsidiary	Jurisdiction of Incorporation or Organization
Galapagos B.V.	The Netherlands
BioFocus DPI AG in liquidation	Switzerland
Galapagos Biotech Ltd.	United Kingdom
Galapagos SASU	France
Fidelta d.o.o.	Croatia
Galapagos, Inc.	United States
Xenometrix, Inc.	United States
Galapagos GmbH	Switzerland
Galapagos Real Estate 1 BV	Belgium
Galapagos Real Estate 2 BV	Belgium
Galapagos Biopharma Belgium BV	Belgium
Galapagos Real Estate Netherlands B.V.	Netherlands
Galapagos Biopharma Netherlands B.V.	Netherlands
Galapagos Biopharma Spain S.L.U.	Spain
Galapagos Biopharma Italy S.r.l.	Italy
Galapagos Biopharma Germany GmbH	Germany